Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

3 August 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
01/07/2004	Appendix 3B – New Issue Announcement
01/07/2004	Options Exercise Raises $10.1m
01/07/2004	Norwood Immunology Lists on London AIM Exchange
05/07/2004	Appendix 3Y – Change of Director's Interest Notice – D M Ryan
05/07/2004	Appendix 3Y – Change of Director's Interest Notice – R Lewis
05/07/2004	Appendix 3Y – Change of Director's Interest Notice – P J Hansen
12/07/2004	Norwood EyeCare Appoints Dr Marguerite McDonald
13/07/2004	Patent Granted for Norwood Immunology in New Zealand
14/07/2004	Norwood EyeCare Epi-LASIK Products Receive Regulatory Approval in Korea
30/7/2004	Appendix 4C – Quarterly Report

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dlw 8/9

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

Quarter ended (current quarter)

30 June 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A 000	Year to date (12 months) $A 000
1.1	Receipts from customers		131	168
1.2	Payments for	(a) staff costs	(1,317)	(4,079)
		(b) advertising and marketing	(338)	(1,541)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(3,066)	(6,151)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		66	225
1.5	Interest and other costs of finance paid		(4)	(11)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	Other Income		62	65
	Legal Expenses		(86)	(926)
	Travel Expenses		(431)	(1,142)
	Net operating cash flows		(4,983)	(13,392)

		Current quarter $A 000	Year to date (12 months) $A 000
1.8	Net operating cash flows (carried forward)	(4,983)	(13,392)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(128)	(1,770)
	(d) physical non-current assets	(56)	(352)
	(e) other non-current assets		
	- Capitalised R & D Costs	(855)	(4,687)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	70
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,039)	(6,739)
1.14	**Total operating and investing cash flows**	(6,022)	(20,131)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	22,128	38,485
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	168
1.18	Repayment of borrowings	(123)	(256)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Share Issue costs	(985)	(1,227)
	Net financing cash flows	21,020	37,170
	Net increase (decrease) in cash held	14,998	17,039
1.21	Cash at beginning of quarter/year to date	8,296	6,255
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	23,294	23,294

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	46
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a)	directors & committee fees to non-executive directors	46
(b)	fees for professional services rendered	-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities Guarantee facility for Lease over Premises	374	205
3.2	Credit standby arrangements - various	350	163

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	21,135	3,384
4.2 Deposits at call	2,159	4,912
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	23,294	8,296

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................ Date: 30 July 2004
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD EYECARE EPI-LASIK PRODUCTS RECEIVE REGULATORY APPROVAL IN KOREA

Key Points:

- ***Norwood EyeCare Epi-LASIK products approved by KFDA***
- ***South Korea is a priority territory accounting for a significant number of vision correction procedures***
- ***First customer orders received***

Norwood Abbey Limited (ASX:NAL) subsidiary, Norwood EyeCare, the innovative ophthalmic devices company advises that the Centurion SES™ System and EpiEdge™ (disposable separator) has received Korean Food and Drug Administration (KFDA) approval.

DaMool Systec Corp. Ltd. (DaMool), Norwood EyeCare's exclusive distributor in South Korea, is one of the leading refractive surgery products suppliers in that country and is also the exclusive representative for complementary refractive surgical products companies in Korea such as Zeiss. KFDA approval will now allow DaMool to actively market the Centurion SES system.

South Korea is one of the top three priority markets for Norwood EyeCare and accounts for several hundred thousand of the 3 million laser vision corrective procedures carried out each year worldwide. South Korea has been a strong market for many years with high rates of LASIK procedures and an estimated 300 laser centres.

As previously announced DaMool placed an initial order for two Centurion SES™ Systems which were delivered in May for the purposes of evaluation and KFDA review, and a further 20 systems for delivery during the second half of CY 2004 to fill customer orders.

The Centurion SES™ System was exhibited in mid-June at the Korean Society for Cataract and Refractive Surgery (KSCRS) meeting attended by approximately 500 eye surgeons. Norwood and DaMool conducted formal "wet lab" demonstration sessions for eye surgeons with more than 150 surgeons having an opportunity to use the system. Norwood and DaMool are extremely pleased with the response received from the market so far.

Richard Walmsley, CEO of the Norwood Devices group stated "The South Korean market is quite innovative and the surgeons seek to bring new technologies into their practice quickly when there is a clear patient benefit. KFDA approval is a significant milestone for Norwood EyeCare in growing our business."

For further information on Norwood EyeCare visit **www.norwoodeyecare.com**

About Epi-LASIK

Current vision correction surgery, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics indicate that complications occur in a percentage of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For Further Information:
Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Walls Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

PATENT GRANTED FOR NORWOOD IMMUNOLOGY IN NEW ZEALAND

Key Points:

- ***Patent grants in New Zealand (patent number 514975)***
- ***Granted claims are extensive and cover key aspects of the Immunology technology***

Norwood Abbey Ltd [ASX:NAL] advises that a further patent relating to its immunology technology has been granted.

The New Zealand Patent Office has granted Patent Number 514975 – "Improvement of T cell Mediated Immunity" with 51 claims. The patent is broad and covers important aspects of company's immunology program.

Norwood's immunology technology is based on the use of GnRH analogue drugs to regenerate the thymus gland and, in turn, "re-boot" the body's immune system to produce new T cells, enabling patients to better respond to disease.

The main claims of NZ Patent Number 514975 relate to making a compound such as a GnRH analogue for treating cancer, an infection, an immune dysfunction, an allergy, an autoimmune disease, a hypersensitivity disease or host-versus-graft disease. In particular, there are claims directed towards enhancing the immune response to combat infections such AIDS and Herpes. In addition, claims relate to modifying or increasing T-cells in a patient with depressed or abnormal T-cell population or function.

The patent derives from PCT Application number AU00/00329 with a filing date of 17 April 2000 and a priority date of 15 April 1999. It is presently recorded in the name of Monash University, but Norwood Immunology Ltd, a subsidiary of Norwood holds an assignment from Monash University, and recording of this assignment to Norwood Immunology Ltd by the New Zealand Patent Office will be forthcoming.

The granting of the patent further strengthens Norwood's intellectual property position in the immunology area.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

---

Australia Investor Contact:

Bernie Romanin
SVP Corporate Development
Norwood Abbey Ltd.
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contact:

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

RECEIVED
2004 AUG -9 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Norwood EyeCare appoints Dr. Marguerite B. McDonald, M.D. as Global Medical Advisor

Key Points:

- **World-renowned surgeon, scientist and academic to advise Company on clinical and scientific strategy**
- **Provide clinical input on product improvements and new product development**
- **Provide clinical input for patient education programs**
- **Key participant in marketing clinical studies**

Norwood EyeCare Pty. Ltd., a subsidiary of Norwood Abbey Ltd (ASX:NAL and NASDAQ:NABYF), an innovative ophthalmic devices company, has announced the appointment of Marguerite B. McDonald M.D., F.A.C.S., as global medical advisor to guide the company's product development, clinical studies and scientific growth.

Dr. McDonald, a well-known ophthalmologist and leader in corneal, cataract, refractive and laser surgery, brings over twenty years' expertise in active practice as well as research, editorial and board experience to her new position. She is the Director of the Southern Vision Institute in New Orleans, Louisiana, and is presently a Clinical Professor of Ophthalmology at Tulane University School of Medicine in New Orleans.

Dr. McDonald's extensive experience in both academia, as well as in her active clinical practice, ideally positions her to provide input in all facets of Norwood's EyeCare business.

In her role as Global Medical Advisor, Dr. McDonald will provide input on:

- emerging opportunities and new clinical market needs
- clinical input and guidance for product improvements and new product development
- clinical support to commercial staff on clinical issues
- patient information and education materials and brochures

Dr. McDonald will also be a key participant in an upcoming marketing clinical trial which will commence shortly in the USA.

Dr. McDonald believes the Norwood Epi-LASIK technology is a major advancement in the area of refractive surgery. "This approach to laser vision correction will change the way that medicine is practiced. With Epi-LASIK, we can access the benefits of LASIK - quick visual recovery, minimal discomfort - as well as the safety and superb wavefront outcomes of surface ablation," stated Dr. McDonald.

For more information on Norwood EyeCare, visit www.norwoodeyecare.com.

Background information on **Dr. Marguerite B. McDonald, M.D.:**

Dr. McDonald, is a well-known ophthalmologist and leader in corneal, cataract, refractive and laser surgery, brings over twenty years' expertise in active practice as well as research, editorial and board experience to her new position. She is the Director of the Southern Vision Institute in New Orleans, Louisiana, and is presently a Clinical Professor of Ophthalmology at Tulane University School of Medicine in New Orleans.

Dr. McDonald has received numerous scientific, teaching and research awards. She received her medical degree from Columbia University College of Physicians and Surgeons, followed by an internship at Lenox Hill Hospital and ophthalmology residency at Manhattan Eye Ear and Throat Hospital, both in New York City, and a fellowship in corneal and external diseases with Dr. Herbert E. Kaufman at the LSU Eye Center in New Orleans. Dr. McDonald was a Professor of Ophthalmology and Director of the Corneal Service at the LSU Eye Center, LSU Medical Center School of Medicine, New Orleans, as well as the Chairman of the LSUMC Promotion and Tenure Committee until September 1994.

She has become well known in the field of refractive surgery, with 344 abstracts, 64 books and book chapters, 41 interviews/panel discussions/CD ROMs/videos, and 165 peer-reviewed and 230 non-peer reviewed articles published on various refractive topics. Dr. McDonald has been the principal investigator of three National Eye Institute grants for the study of refractive surgery: radial keratotomy [at the LSU Clinical Center for the Prospective Evaluation of Radial Keratotomy (PERK) study], epikeratophakia, and excimer laser photorefractive keratectomy, as well as numerous industrial grants.

In New Orleans, Dr. McDonald headed the research team investigating the use of the excimer laser for the correction of optical error, and in 1987, performed the world's first excimer laser treatment to eliminate or reduce the need for glasses and contact lenses. Dr. McDonald treated more blind, as well as partially and fully sighted patients, in 1988; all three groups were treated for nearsightedness. In 1993, she performed the world's first excimer laser surgeries for farsightedness as well.

On October 12, 1999, Dr. McDonald performed the world's first Summit/Autonomous wavefront-based excimer laser surgeries; these cases were also the first wavefront-based laser surgeries in the U.S. This breakthrough is considered the first step on the road to the routine attainment of minimal optical aberrations and much improved night vision.

Dr. McDonald was the second physician in the United States and the third physician in the world to perform CK (Conductive Keratoplasty) for farsightedness. Dr. McDonald was the medical monitor of the U.S. clinical trials which led to FDA approval for CK.

In addition, Dr. McDonald has been honored by selection to the editorial boards of several publications, including the Journal of Cataract and Refractive Surgery and Refractive and Corneal Surgery. In 1997, she was elected to the Executive Committee of the prestigious American Society of Cataract and Refractive Surgery (ASCRS), and was elected its first female president for the 2002-2003 term. In April 2004, Dr. McDonald completed her elected term of 8 years as Chief and Co-Chief Medical Editor of EyeWorld.

Dr. McDonald recently served as the chief medical editor for Channel 6 News, the NBC affiliate in New Orleans; she made frequent in-person appearances covering medical topics.

Australia Investor Contact:

Bernie Romanin
SVP Corporate Development
Norwood Abbey Ltd.
61-3-782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contact:

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**NORWOOD ABBEY LIMITED**
ABN	**20 085 162 456**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Peter John Hansen
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30June 2004
No. of securities held prior to change	2,410,000 fully paid ordinary shares (Direct) 933,332 $0.75 options (Direct) 18,900,000 fully paid ordinary shares. (Family Trust) 6,300,004 $0.75 options (Family Trust).
Class	Fully paid ordinary shares
Number acquired	Nil
Number disposed	7,233,336
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – transferred at no cost to new institutional investors
No. of securities held after change	2,410,000 fully paid ordinary shares (Direct) 18,900,000 fully paid ordinary shares. (Family Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of options to Australian and US institutional investors.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

RECEIVED
2004 AUG -9 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**NORWOOD ABBEY LIMITED**
ABN	**20 085 162 456**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Ronald Sinclair Lewis
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 June 2004
No. of securities held prior to change	280,000 fully paid ordinary shares (Personal Superannuation Fund) 1,120,000 (Director - Family Trust) 93,332 $0.75 options (Personal Superannuation Fund)
Class	Fully paid ordinary shares
Number acquired	106,668 $0.75 options over fully paid ordinary shares (Family Trust) 200,000 fully paid ordinary shares (Family Trust)
Number disposed	200,000 $0.75 options (Family Trust)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Purchase of 106,668 options for $1 ($0.001 each) Exercise of 200,000 $0.75 options for $150,000
No. of securities held after change	280,000 fully paid ordinary shares (Personal Superannuation Fund) 1,320,000 fully paid ordinary shares (Family Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of 106,668 $0.75 options and Exercise of 200,000 $0.75 options over fully paid ordinary shares

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**NORWOOD ABBEY LIMITED**
ABN	**20 085 162 456**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Derek Maxwell Ryan
Date of last notice	14 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 June 2004
No. of securities held prior to change	3,180,000 fully paid ordinary shares 1,166,668 $0.75 options
Class	Fully Paid Ordinary Shares
Number acquired	1,116,668 fully paid ordinary shares
Number disposed	50,000 $0.75 options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	50,000 options sold for $1 ($0.002 each) 1,116,668 $0.75 options exercised for a total consideration of $837,501
No. of securities held after change	4,296,668 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale of 50,000 options and exercise of 1,116,668 options into fully paid ordinary shares

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

NORWOOD ABBEY

NORWOOD IMMUNOLOGY LISTS ON LONDON AIM EXCHANGE

Medical technologies Group Norwood Abby Ltd [ASX:NAL; NASDAQ:NABYF) advises that the securities of its subsidiary Norwood Immunology Ltd (NIM) have commenced trading on London's Alternative Investment Market (AIM: NIM).

The issue price for NIM was 38 pence. On the first day of trading NIM traded at a high of 41.5 pence closing at 40.5 pence. Norwood Abbey Limited holds approximately 100 million of the approximately 121 million issued shares in NIM. These shares have a market value of over A$100 million at yesterday's closing price.

The Admission Document for NIM, confirming full details of the listing, is on public record on the AIM website and can also be viewed on Norwood's websites at either www.norwoodabbey.com or www.norwoodimmunology.com.

Norwood Abbey is a publicly listed (ASX : NAL) medical technology company, based in Melbourne, Australia. It makes a difference to people's lives by recognising successful late stage science, patenting and protecting it, funding research to prove that it works and then finding the best commercial partner to help take the research to the patients who need it and to maximise shareholder returns. The company has two divisions: Norwood Immunology and Norwood Devices. For more information, visit: www.norwoodabbey.com

Australia Company Contacts
Mr Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contacts
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

OPTIONS EXERCISE RAISES $10.1 MILLION

Key points:

- ***98.6% of June 30 2004 options exercised***
- ***$10.1 million raised***
- ***Norwood Abbey Ltd Group holds in excess of $20 million cash***
- ***New cornerstone institutional investors***

Medical technologies group Norwood Abbey Ltd [ASX:NAL NASDAQ:NABYF] advises that all of the options in the money expiring as at June 30 2004 have been exercised. The total amount received from the exercise of all June 30 2004 options is $10.1 million.

As a result of the options exercise, the Norwood Abbey Ltd Group (including 83% owned subsidiary Norwood Immunology Ltd) cash holdings as at June 30 2004 have increased to in excess of $20 million.

As part of the options exercise process, options held by the Chairman, Mr P Hansen have been made available to allow the introduction of three institutional investors, from both Australia and the USA. This adds to the existing strong presence on the Norwood share register of US and Australian institutional investors.

Norwood Abbey is a publicly listed (ASX : NAL) medical technology company, based in Melbourne, Australia. It makes a difference to people's lives by recognising successful late stage science, patenting and protecting it, funding research to prove that it works and then finding the best commercial partner to help take the research to the patients who need it and to maximise shareholder returns. The company has two divisions: Norwood Immunology and Norwood Devices. For more information, visit: www.norwoodabbey.com

Australia Company Contacts

Mr Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contacts

Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,921,000 at $0.375 per share 9,333,332 at $0.75 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 July 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	161,041,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,559,969 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....01/07/2004..............

Print name: ......Jeffrey H. Bell................................

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